FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

L. B. Foster Company Retirement Savings Plan for Non-Union Hourly Employees Years ended December 31, 2001 and 2000 with Report of Independent Auditors

                              L. B. Foster Company
                           Retirement Savings Plan for
                           Non-Union Hourly Employees

                              Financial Statements
                         and Other Financial Information


                     Years ended December 31, 2001 and 2000




                                    Contents

Report of Independent Auditors ...........................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits...........................  2
Statement of Changes in Net Assets Available for Benefits.................  3
Notes to Financial Statements ............................................  4

Other Financial Information

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)........... 11

                         Report of Independent Auditors

Plan Administrator
L. B. Foster Company
Retirement Savings Plan for
   Non-Union Hourly Employees

We have audited the accompanying statements of net assets available for benefits of L. B. Foster Company Retirement Savings Plan for Non-Union Hourly Employees as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2001 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/Ernst & Young LLP

June 10, 2002



                              L. B. Foster Company
                           Retirement Savings Plan for
                           Non-Union Hourly Employees


                 Statements of Net Assets Available for Benefits

                                                          December 31
                                                     2001              2000
-------------------------------------------------------------------------------

Assets
Investments at fair value                        $ 1,314,897       $ 1,326,645
Participant loans                                     73,240            87,666
-------------------------------------------------------------------------------
                                                   1,388,137         1,414,311

Receivables:
  Employee                                            10,068            12,452
  Employer                                             2,450             2,529
-------------------------------------------------------------------------------
                                                      12,518            14,981
-------------------------------------------------------------------------------
Net assets available for benefits                $ 1,400,655       $ 1,429,292
===============================================================================

See accompanying notes.


                              L. B. Foster Company
                           Retirement Savings Plan for
                           Non-Union Hourly Employees

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001
Additions:
 Investment income (loss):
   Interest and dividends                                            $  39,920
   Net realized/unrealized depreciation in investment fair value      (111,472)
------------------------------------------------------------------------------
 Total investment loss                                                 (71,552)

 Contributions:
   Employee                                                            143,179
   Employer                                                             32,189
------------------------------------------------------------------------------
 Total contributions                                                   175,368
------------------------------------------------------------------------------
                                                                       103,816

Deductions:
 Benefit payments                                                      132,453
------------------------------------------------------------------------------
                                                                       132,453
------------------------------------------------------------------------------

Decrease in net assets available for benefits                          (28,637)
Net assets available for benefits, beginning of year                 1,429,292
------------------------------------------------------------------------------
Net assets available for benefits, end of year                     $ 1,400,655
==============================================================================
See accompanying notes.

                              L. B. Foster Company
                           Retirement Savings Plan for
                           Non-Union Hourly Employees

                          Notes to Financial Statements

                                December 31, 2001


1. Description of Plan

The following brief description of the L. B. Foster Company Retirement Savings Plan for Non-Union Hourly Employees (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description as amended on January 1, 1999 for more complete information.

General

The Plan is a defined contribution plan extended to all non-union hourly employees of L. B. Foster Company (the Company) who have attained age 18 and are employed at locations specified by the Plan. The L. B. Foster Company Employee Benefits Policy and Review Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant may elect to make deferred savings contributions on a pretax basis ranging from 2% to 10% of annual compensation subject to Internal Revenue Code limitations. A participant who elects to make deferred savings contributions of at least 5% can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the deferred savings and voluntary employee contributions does not exceed 15% of the participant's annual compensation. Participant and company contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom funds until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant's discretion.

Beginning the first of the month following twelve months of employment, eligible employees of Grand Island, Nebraska; Pueblo, Colorado; Petersburg, Virginia; Hillsboro, TX; and Rail Take-up shall have a company matching contribution of fifty cents for every dollar contributed by the employee on the first 4% to 6% of annual compensation, based upon years of service, as defined by the Plan. Beginning the first of the month following twelve months of continuous employment, eligible employees of the Georgetown, Massachusetts facility shall have a company matching contribution of fifty cents for every dollar contributed by the employee, up to the first 5% of the employee's compensation. This matching contribution will only be made if the employee contributes to the Plan. For all other participants, the Company provides a contribution of twelve cents per eligible hour worked. The Company's contributions may be reduced by any forfeitures which accumulate. No forfeitures were utilized to reduce company contributions in 2001. At December 31, 2001 and 2000, forfeitures of $9,566 and $7,820, respectively, were available to reduce future company contributions.

Vesting

A participant's vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant's account attributable to the participant's contributions and (b) that portion of the participant's account attributable to the Company's contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants are 100% vested in the Company's contributions after five years of eligible service or attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability or death is fully vested in his participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year distribution occurs and that the participant has completed at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant's vested account balance on the valuation date.

Withdrawals

In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw his vested interest in the portion of his account attributable to deferred savings contributions and related earnings.

Participants' Accounts

Each participant's account is credited with the participant's pretax and voluntary contributions, the participant's allocable share of company contributions, and related earnings of the funds. Participants' accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans

A participant may obtain a loan from the vested portion of his account, subject to spousal consent, if applicable. The loan proceeds (subject to a minimum of $1,000 and a maximum of $50,000) are deducted from the participant's account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 360 months. The loan carries an interest rate computed at the prime rate plus one-half percent. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask quotations. Loans receivable from participants are valued at cost which approximates fair value.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the assets of the Plan are concentrated in mutual funds primarily consisting of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis. Contributions receivable are recorded among the available investment options based upon the participants' aggregate investment allocations in effect at the end of the plan year.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

3. Investments

Effective January 1, 1999, the Plan was amended to establish an investment option in which employees may invest contributions in L. B. Foster Company common stock. Effective August 30, 2001, the Plan was further amended to discontinue the L. B. Foster Company Stock Fund as an investment option. All investments in the Company's common stock were transferred to other fund options during 2001.

For the year ended December 31, 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                     Net
                                                                  Realized/
                                                   Fair           Unrealized
                                                  Market         Appreciation
                                                  Value         (Depreciation)
                                             ----------------------------------

 Fidelity Investments:
    Magellan Fund                              $   270,248      $  (34,596)
    Equity Income Fund                              16,288          (1,491)
    Growth and Income Fund                         244,478         (29,589)
    Government Income Fund                          79,662             775
    Asset Manager Fund                              34,747          (3,070)
    Freedom 2010                                       105               1
    Freedom 2020                                       517              14
    Freedom 2030                                       179               6
    Freedom 2040                                        98               4
    Managed Income Fund                             12,909               -
    Retirement Government Money Market Fund        456,162               -
    Spartan U.S. Equity Index Fund                  62,065          (9,869)
 Janus Worldwide Fund                              119,880         (28,057)
 Credit Suisse Emerging Growth Fund                 17,559          (5,722)
 L. B. Foster Company Stock Fund                         -             122
                                             ----------------------------------
                                               $ 1,314,897      $ (111,472)
                                             ==================================

The fair value of investments representing 5% or more of the Plan's assets at December 31, 2001 and 2000 is as follows:

                                                       2001          2000
                                                   -----------    -----------
    Fidelity Investments:
      Magellan Fund                                $  270,248     $  269,594
      Growth and Income Fund                          244,478        259,779
      Government Income Fund                           79,662         94,118
      Retirement Government Money Market Fund         456,162        396,932
      Spartan U.S. Equity Index Fund                   62,065         78,908
    Janus Worldwide Fund                              119,880        122,751

4. Income Tax Status

The Plan has received a determination  letter from the Internal  Revenue Service
(IRS) dated April 22, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Transactions with Parties-in-Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan's administration are absorbed by the Company.

                           Other Financial Information



                              L. B. Foster Company
                           Retirement Savings Plan for
                           Non-Union Hourly Employees

                        EIN: 25-1324733 Plan Number: 012

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001

         Identity of Issue, Borrower,                                                     Shares     Fair Market
           Lessor, or Similar Party                Description of Investment               Held         Value
----------------------------------------------------------------------------------------------------------------

Fidelity Investments*:
 Magellan Fund                                   Equities                                   2,593     $  270,248
 Equity Income Fund                              Equities                                     334         16,288
 Growth and Income Fund                          Equities                                   6,540        244,478
 Government Income Fund                          Government obligations                     7,990         79,662
 Asset Manager Fund                              Equities, money market, bonds              2,242         34,747
 Freedom 2010                                    Equity funds, fixed income funds               8            105
 Freedom 2020                                    Equity funds, fixed income funds              41            517
 Freedom 2030                                    Equity funds, fixed income funds              14            179
 Freedom 2040                                    Equity funds, fixed income funds              13             98
 Managed Income Fund                             Guaranteed investment contracts           12,909         12,909
 Retirement Government Money Market              Government obligations, money
  Fund                                             market securities                      456,162        456,162
Spartan U.S. Equity Index Fund                   Equities                                   1,527         62,065
Janus Worldwide Fund                             Equities                                   2,734        119,880
Credit Suisse Emerging Growth Fund               Equities                                     651         17,559
----------------------------------------------------------------------------------------------------------------
Total mutual funds                                                                                     1,314,897

Outstanding participant loans                    Participant loans, interest rates
                                                   ranging from 5.5% to 9.5%,
                                                   various maturities ranging from
                                                   1 year to 20 years                                     73,240
----------------------------------------------------------------------------------------------------------------
                                                                                                     $ 1,388,137
================================================================================================================
*Party-in-interest

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          L. B. Foster Company
                                          Retirement Savings Plan for
                                          Non-Union Hourly Employees
                                          -----------------------------------
                                            (Name of Plan)



June 27, 2002                             By:/s/Stan L. Hasselbusch
                                          -----------------------------------
                                          Stan L. Hasselbusch
                                          President and
                                          Chief Executive Officer